

RETRO RE-INVENTED

Opportunity


READY
PLAYER
TWO

Working in tandem with Ernest Cline, *New York Times* best-selling author/screenwriter of *Ready Player One,* Digital Eclipse has the opportunity to develop all new game experiences based on his forthcoming sequel as well as potential re-releases of iconic game properties taken from scenarios found within the novel.

Previous Digital Eclipse game releases with Ernest Cline include realizations of "Phaeton" (left) from his novel *Armada*, and "The Stacks" an Atari 2600 game from *Ready Player One*.


NEW YORK TIMES BESTSELLER
ARMADA
ERNEST CLINE
READY PLAYER ONE




READY PLAYER ONE
ERNEST CLINE
A NOVEL


THE STACKS
VIDEO COMPUTER SYSTEM
GAME PROGRAM
BY Mike Mika &
Kevin Wilson
Ernest Cline
Manufactured by AtariAge.com
THE STACKS

Profit Goes to Those Who Fund It

Entrusted with high valued IPs







16x

Average Return On Investment



Digital Eclipse 17%

IP Holder/External Funding 83%

Royalty Distribution
Revenue split determined by who funds development

Conquering the Classic Games Market

OUR NEW MISSION

Take Digital Eclipse already thriving business and flip the model by licensing and acquiring profitable IPs, funding development and self-publishing.

How We Do It



Identify Hits

Proven track record of identifying IPs with large returns on investment.



Invest Upfront

Paying for development, publishing and obtaining IPs will increase return on investment for Digital Eclipse by over 60%.



Create Growth

By funding development, Digital Eclipse will gain the ability to increase production of products by at least 2x, creating rapid growth.




DE
17%

IP Holder/External Funding
83%

Old Revenue Distribution



IP Holder
25%

Digital Eclipse (funding)
75%

New Revenue Distribution

Current Products



Re-Imagined
Classic Games Re-made with modern sensibilities



Re-Mastered
Collections of Classic Games For Modern TVs



Re-Invented
Original IPs Made In the Style of Classic Games

◆ Dev ~ $2m-$8m
◆ Revenue ~$8m-$32m

◆ Dev ~ $150k-$800k
◆ Revenue ~ $300k-$26m

◆ Dev ~ $250k-$500k
◆ Revenue ~ $1.6-$35m

New Product: The Gold Master Series



Gold Master Series
The culmination of all that we have learned in one bigger, high-value experience.

The evolution of the Digital Eclipse product line:

- All product line categories combined into one higher-value IP offering
- Higher MSRP with greater return
- Includes new franchise games that assemble members from the original development team
- Focused on a single franchise
- Includes products from the franchise's history
- Museum offers development documentation, concept art, and newly produced high-production value documentaries
- The ultimate fan service

5 Year Projection Overview

Projected Digital Eclipse Sales (2021-2025)
Based On Average of 85% Royalty

 **10m** = **8–10** **430m**  **265m**

Investment Total   Games Launched   Total Gross Revenue   DE Gross Revenue

Post Platform Fees

10M+ Investment creates opportunity to acquire higher performing IP which provides exponential increase in revenue, with an ROI of 2X-7X.

Potential Licenses















Potential Licenses

Nintendo

Microsoft



TEAM

CEO: Andrew Ayre



As co-founder, Co-President, and Executive Director of Foundation 9 Entertainment, Andrew helped grow that business into the largest independent video game developer in North America.

Throughout his career, Andrew has played a key role in M&A, corporate development, business development, key relationships and strategy.

Andrew won the Ernst and Young's 2011 special citation for Product Innovation for Canada. He has a B.A. degree in Government from Harvard College. He is credited on over 400 games. Andrew has overseen the establishment and growth of several successful video game companies and the development and release of 100s of products since the early 1990s.

He is a veteran of the industry and he and his executive team are well experienced in bringing World class products to market.

Studio Head: Mike Mika





As Studio Head for Other Ocean and Digital Eclipse, Mike has 25+ years game development experience. His name is synonymous with innovation and high-quality game experiences.

He helped launch mobile companies, digital content for consoles, and shipped over 300 games on every platform since the Game Boy. He still gets his hands dirty producing, engineering, and designing games.

As a game preservationist, he serves as a coordinator and consultant to the Library of Congress and Smithsonian Museum, and is on the Board of Directors of the Videogame History Museum and the Video Game History Foundation. He also sits on the Google Game Advisory board.

He also produces and contributes to television and film projects, including the Netflix/Nickelodeon animated series Glitch Techs and the feature film Free Guy. In addition to that, you can see him in such films as Atari: Game Over, Outerlands, and Insert Coin.

...and he is also known as the "Donkey Kong Dad" for a hack of Donkey Kong that went viral, so that his daughter could play as the girl-character, Pauline.

Business Development: Tom Russo



With a career spanning games journalism (Next Generation) and television production (G4TV) Tom has a passion for telling the stories behind the industry's seminal games. As the business development lead, he's always looking for partners with great IP and a desire to celebrate their heritage.

Chief Financial Officer: Jodi McLellan



With 10 years of public practice experience as a CPA, Jodi joined Other Ocean in 2011 and oversees the finance teams for the group of companies, including financial reporting, project modeling and forecasting, sales and vendor contracts, investment, tax and finance planning, transfer pricing, and internal controls.

She received her Bachelor of Accounting Technology from British Columbia Institute of Technology (BCIT) in 2004 and CGA (CPA) designation in 2006. Jodi is an avid cyclist and enjoys home restoration projects in her free time.

Executive Producer: Stephen Frost

Executive Producer: Jeff Nachbaur





Stephen Frost brings 20+ years of experience spanning video game development, journalism and community management. A lifelong gamer, he has a deep passion for classic gaming and brings his well-rounded knowledge to every Digital Eclipse collection he works on.

Jeff Nachbaur has been a video game producer for more than 20 years. He currently leads the Other Ocean Emeryville development team day-to-day, focused daily on making every project as fun and engaging as possible. His team most recently completed the 2019 remake of MediEvil.

Highlights from the over 250+ games that Digital Eclipse has produced



DIGITAL ARCADE

Joust, Defender, Robotron
First classic arcade emulation.
First Digital Eclipse releases.



GAME BOY COLOR
BLITZ
TARZAN

Digital Eclipse was one of the first developers on Game Boy Color, bringing big titles to the small screen.



HD REMIX
CAPCOM

Street Fighter II relaunched as a remaster, revives franchise interest.





NINTENDO DS
AGE of EMPIRES
THE AGE OF KINGS

MEGAMAN
LEGACY COLLECTION

Digital Eclipse relaunched with Megaman, selling over 1.1m units.

PS4
CLASSIC GAMES
Aladdin
LION KING

1992 — **2019**

Games released for every platform that bring back classic Midway and Williams franchises



GENESIS
Williams
ARCADE'S GREATEST HITS
Five Great Arcade Hits in One Package!

Digital Eclipse brought epic franchises from console to the Game Boy Advance. Not just ports but new games as well.















GAME BOY ADVANCE
RAYMAN

PlayStation 2
GREATEST HITS
namco museum
50TH ANNIVERSARY
14 CLASSIC ARCADE HITS
namco

new NINTENDO 3DS
MINECRAFT

MEDIEVIL

PS4
XBOX ONE
CAPCOM

Partners

Microsoft
SONY
Nintendo®
CAPCOM
Disney
LUCASFILM Ltd
SNK®
EA
SEGA™
WB GAMES
KONAMI
UBISOFT
Paramount® A VIACOM COMPANY
ARCADE 1UP
ACTIVISION





























APPENDIX: CORE BUSINESS

Forging the Business of Retro

In 1992, Digital Eclipse shipped the very first arcade-perfect emulations of classic Midway games for Apple's Macintosh, inventing game emulation and launching the "classic game collection" genre.

Today, Digital Eclipse continues to lead the way in the category in sales, critical reception and innovation.

Our remasters, reimaginings, and reinventions have made us the most successful developer in the space.

If it's retro, we made it.



Technology - Bakesale Engine

Since its inception in 2006, our internal engine, Bakesale, has continuously evolved, delivering the tools we need to make games quickly. Its multi-platform framework has supported every platform launch ahead of Unreal and Unity.

- No licensing fees or revenue share required
- Lightweight/Modular
- Online Network multiplayer
- Web/HTML5
- Audio/Video Playback



Technology - Eclipse Engine

Digitize a movie once, and it's watchable forever, no matter how technology evolves. Scan a book, and it can be reprinted infinitely. Port a game, and it's only playable on that one platform… getting it running anywhere else would require a significant amount of work and investment.

The Eclipse Engine solves this problem by putting all of the porting needs on the engine itself, not the games. Once a game is converted to our Eclipse format, it will run anywhere Eclipse does. And we'll keep it updated, too, meaning that wherever we go, the games can easily follow.



CORE BUSINESS: Re-Imagined

We're especially talented at creating new games based on classic franchises that live up to the quality and integrity of the original games but feel entirely new and exciting for next-generation game players. The scale and scope of these games are varied with success as the constant. Recent examples include *MediEvil* for Sony Santa Monica and *NIght Stalker* for the upcoming Intellivision Amico.

➔ **Large**
  ◆ Dev $2m-$8m
  ◆ Revenue ~$8m-$32m
  ◆ Profit ~$3m-$25m
➔ **Small**
  ◆ Dev $200k-$1.9m
  ◆ Revenue ~$800k-$15m
  ◆ Profit ~$250k-$12m






CORE BUSINESS: Re-Mastered

Our claim to fame is our meticulously curated classic game collections. We don't just simply emulate games on new platforms, we remaster the games, often modernizing them with new controls and improving the graphics and experience while subscribing to the concept of "artistic intent." We produce a treasure trove of bonus materials, from design documentation to concept art, and produce feature length documentaries about the games and their creators. We've become the de facto commercial archaeologists of the videogame industry. While the games are the attraction, the bonus materials are quickly becoming the main event.


Aladdin
LION KING
SNK
40th ANNIVERSARY COLLECTION
SNK

- ➔ **Collections**
  - ◆ Dev $350k-$2m
  - ◆ Revenue ~$8.5m-$26m
- ➔ **Individual**
  - ◆ Dev $150k-$800k
  - ◆ Revenue ~$300k-$5m


XBOX ONE
PS4
30th ANNIVERSARY COLLECTION
CAPCOM
PS4
XBOX ONE
MEGAMAN
LEGACY COLLECTION

CORE BUSINESS: Re-Invented

While Digital Eclipse has become very successful working with brands that game players know and love, it has used this expertise to build its own franchises that harkon back to those halcyon days. These games celebrate the simplicity and the love for pure gaming, and carry the artistic torch of creativity forward with innovations in multiplayer, graphical effects, and social connectivity, feeling like an alternate reality where the unique vision of yesterday was carried forward into the best tomorrow. Exemplified by *#IDARB*, *Dark Void Zero*, *Starlords* and the upcoming *Hiscore Hero*.

➔   Dev $250k-$3m
➔   Revenue ~$1.6m-$35m








APPENDIX: POTENTIAL LICENSES

Potential Licenses

   

    

Potential Licenses

 

  



APPENDIX: RECENT WORK



Mega Man Legacy Collection was Digital Eclipse setting a new standard when it comes to classic game collections by going beyond the games and celebrating the history of the fandom.

Features like the museum that show people a behind the scene look at how these classic games were made is one of the biggest reasons that game collections by Digital Eclipse outsell the competition.

Over 1 Million+ Copies Sold.

2015 - PS4, Xbox One, Switch, PC, 3DS



"Mega Man Legacy Collection is an object lesson for how game compilations should be engineered, providing rock-solid adaptation to a new platform, respecting the material's historic context, and exercising restraint" **- IGN**





"Textbook case on how to preserve classic games"



"*Mega Man Legacy Collection* has been referred to as a Criterion Collection–style reissue by developer Frank Cifaldi of Digital Eclipse, and I could not agree more. This is not just a rehashing of Mega Man. It's an appreciation of art. You can feel the love that the developers had for the source material in the restoration."



THE DIGITAL MAGAZINE

"Everything from the menu presentation to the game emulation is crafted with such care that its developers clearly understood the subject matter. It's the best Mega Man game collection to date, and shows how a classic series can be revitalized in the right hands."



"*Mega Man Legacy Collection* is an object lesson for how game compilations should be engineered, providing rock-solid adaptation to a new platform, respecting the material's historic context, and exercising restraint. 9/10 "Editor's choice"





Street Fighter is the most iconic fighting game series of all time. It has an enormous fan base that is intimately familiar with all titles and holds re-releases to high standards.

In order to satisfy such a demanding fanbase, Digital Eclipse built out a new network infrastructure to allow for competitive play with players around the world on games that were originally made without online play.

In addition to online play, training mode and local vs was added to ensure that these classic had feature parody with modern fighting games.

Over 1 Million+ Copies Sold.

2018 – PS4, Xbox One, Switch, PC







"The Street Fighter 30th Anniversary Collection is another example of Digital Eclipse going above and beyond to properly port and pay tribute to a bounty of classic Capcom games."
- Gamespot



Street Fighter 30th Anniversary Collection

SWITCH
Street Fighter
30th Anniversary Collection
TEEN
T
ESRB
CAPCOM

"You may have played them before, but they're still relevant, and being able to play arcade-perfect *Street Fighter III: Third Strike*, with ranked online play, shouldn't be missed..."





PlayStation Official Magazine - UK

"Legends should only grow in their retelling, and with *30th Anniversary Collection* and Digital Eclipse's fine work, Street Fighter has never stood taller."

EUROGAMER

"A big collection of awesome games and behind-the-scenes content that no Street Fighter fan should miss. Street Fighter is a series worth celebrating and Digital Eclipse has managed to do so in a manner that feels respectful to the series and to the people who keep the spirit of arcade battles alive..."



GAMESPOT





Disney Classic Games: Aladdin and The Lion King

Digital Eclipse adds additional content that results in a significant increase in sales.

Previous releases of Aladdin and Lion King were barebones, containing no additional features, resulting in less than 10k in sales.

The Disney Classic Games: Aladdin and the Lion King has interviews on the making of the game, never before seen concept art, trade show demos, and even a updated version of the original game.

It is projected to sell more than 500,000 copies at 3x the price than the previous releases.

2019 - PS4, Xbox One, Switch, PC

TRADE SHOW DEMO
Playable for the first time

MUSEUM
GAME VIDEOS
GAME ART
MOVIE ART
THE MAKING OF ALADDIN: INTO THE STUDIO
The original development team explains how they got to make Aladdin
THE MAKING OF ALADDIN: A PLAYABLE CARTOON
Learn how the team created a video game that played like a cartoon
BACK
SELECT

"Are Disney's *Aladdin* and *The Lion King* still worth playing 25+ years later? The answer is absolutely! Digital Eclipse has added enough features to attract fans new and old..." - **Playstation Lifestyle**



Disney Classic Games: Aladdin and The Lion King

TWO LEGENDS RETURN!
TWO LEGENDARY GAMES... ON ONE NINTENDO SWITCH™ CARTRIDGE
NINTENDO SWITCH
Aladdin AND
THE LION KING
16-BIT CLASSICS
LA-H-AAAAA-USA

"Are Disney's *Aladdin* and *The Lion King* still worth playing 25+ years later? The answer is absolutely! Digital Eclipse has added enough features to attract fans new and old..."





PlayStationLifeStyle.net

"...the art gallery, quick-save features, and added extras such as the final cut of Aladdin solidify this collection as the definitive way to experience these games"



NINTENDO ENTHUSIAST

"...the actual best part of this package is the Criterion Collection-like additions, specifically the bountiful interviews with the original developers. This is an essential entry into the greater view of video game history and I'm so happy that a collection like this exists."

NintendoWorldReport



Other Ocean is the premiere provider of commercial emulation for the line of Arcade1UP home arcade units.

With 20+ titles under our belt, we work closely with the Arcade1Up team and their factories in China to ensure authentic arcade gameplay on the most cost-effective hardware available.

Additional Titles Include: Street Fighter, Galaga, Burgertime, Pac-Man, Centipede, Space Invaders, and more!



"The most important function of the Mortal Kombat Arcade1Up cabinet is how well it plays the included games...The Mortal Kombat Arcade1Up machine is a blast." - IGN

MediEvil

Originally a beloved classic on the PlayStation 1, MediEvil fans' were less-than-enthused with the PSP in remake in 2005 that took too many liberties with the original.

The team at Other Ocean Emeryville undertook the challenge of rebuilding the entire game from the ground up in the Unreal Engine with the goal of preserving and delivering the feel of the original.

MediEvil for PS4 is by-design authentic to the PS1 Classic, with updated graphics and gameplay to capture both the nostalgic crowd and those brand new to the franchise.

2019 - PS4, Xbox One, Switch, PC


1998
2019

"I'm not sure I've played any remaster that has done as good a job updating the overall aesthetic for modern hardware without ever betraying the atmosphere of the original." - PSX






FORTESQUE

MediEvil

"Other Ocean has revived MediEvil in a way that stays true to the original while making just enough changes to keep Sir Dan relevant for the future."



"The game looks absolutely gorgeous too—taking the aesthetic of the original that blended Horror Comedy and Dark Fantasy; and giving it the treatment it deserved. Everything from Sir Daniel himself, to each enemy is excellently redesigned; appearing creepy, but in a fun, cartoonish way."





"I'm not sure I've played any remaster that has done as good a job updating the overall aesthetic for modern hardware without ever betraying the atmosphere of the original."





What began as an experiment in crowd-sourced game design, ended in with a critically acclaimed title downloaded more than 1 Million times in its first week (5 million+ lifetime).

Inspired by *Bomberman* and *Smash Bros*, *#IDARB* is an action/sports title that supports up to 8 simultaneous players. It was the title first used by Microsoft to prove crossplay on Xbox, and the first to feature integrated "spectator interactivity" via social platforms Twitch and Twitter.

Other Ocean's *#IDARB* quickly gained market attention by engaging an active social media community of gamers who enjoy contributing ideas to games. The game made a big splash at E3 2014, with a "Best in Show" honorable mention by Nerdist.

2015 – Xbox One, PC




"#IDARB reminds me of the core reason why I play videogames..." **- Destructoid**





#IDARB

"*#IDARB* reminds me of the core reason why I play videogames..."

DESTRUCTOID

"Even at its silliest, even when you're playing as President Josiah Bartlett and dunking over the head of Robocop, don't get it twisted: *IDARB* plays like an honest-to-goodness, capital-S Sport. "



Polygon



OTHER OCEAN®
#IDARB
™
FROM THE MAKERS OF THE FUTURE OF GAMING
Original Other Ocean Seal of Quality
E-SPORT

"*#IDARB* is a game that keeps on giving and the quintessential Xbox One multiplayer experience."

HARDCORE GAMER

"#IDARB is a fantastic party game with its large player count, simple-yet-solid mechanics, and the ability to let those spectating interact. It's the perfect game to keep loaded on your Xbox One..."

gameinformer


PC

Re-targeted System Ports

Digital Eclipse has more than two decades of experience taking games and making them run perfectly on other platforms. It has ported games to all current systems, including VR.

They have worked with Sony, Microsoft, Capcom, Double Fine, and more.













